# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polar Power, Inc., CIK 0001622345
CUSIP: 73102V105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 249 E. Gardena Blvd., Gardena, California (CA), 90248
Date of event which requires filing of this statement: 07/21/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002157563

## Reporting persons
- LU2 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 478,281; shared voting power 0; sole dispositive power 478,281; shared dispositive power 0; aggregate amount beneficially owned 478,281 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Polar Power, Inc.
Address of issuer's principal executive offices: 249 E. Gardena Blvd. Gardena, California 90248

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entities and individuals (collectively, referred to as the "Reporting Persons"):

LU2 Holdings LLC, a New Jersey limited liability company.

Shares held directly by LU2 may be deemed to be indirectly beneficially owned by Lucinda Lefkowitz, who may be deemed to have sole voting and dispositive power with respect to the shares held by LU2. The address of LU2 is c/o 132 Oval Road, Manasquan, NJ 08736.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:

132 Oval Road, Manasquan, NJ 08736.
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LU2 Holdings LLC: /s/ Lucinda Lefkowitz, Lucinda Lefkowitz/Managing Member (10/07/2026)